

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2013

<u>Via E-mail</u>
John Little
Chief Financial Officer
AVG Technologies N.V.
Gatwickstraat 9-39
1043 GL Amsterdam
The Netherlands

> **Re:** **AVG Technologies N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 5, 2013**
> **File No. 1-35408**

Dear Mr. Little:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 5. Operating and Financial Review and Prospects</u>

<u>A. Operating Results</u>

<u>Key Metrics, page 53</u>

1. Your key metric of revenues by active users does not enable investors to evaluate the portions of your business that relate to platform derived revenue as opposed to subscription derived revenue. Please advise whether metrics such as subscription revenue per subscriber or revenue per click are key metrics used by management to evaluate your business, and if so, tell us what consideration you gave to providing related disclosure.

2.   Your disclosures on page 59 indicate that the company's platform derived revenues depend, in part, on the growth in the volume of paid clicks. Tell us whether you consider the number of paid clicks to be a key indicator of your revenue and operating performance, and tell us what consideration you gave to providing quantitative disclosure of paid clicks. See Section III.B.1 of SEC Release No. 33-8350.

Non-U.S. GAAP Measures

Unlevered free cash flow, page 58

3.   We note that you have added back interest expense to arrive at unlevered free cash flow, a liquidity measure. Please explain your basis for adjusting this non-GAAP measure for interest, and tell us what consideration was given to Item 10(e)(1)(ii) of Regulation S-K, which prohibits excluding charges that will require cash settlement from a non-GAAP liquidity measure. Also, we note your disclosure that unlevered cash flow reflects the "actual net cash surplus available to fund the operation and expansion of [y]our business…" Please tell us how you considered Question 102.07 of our Compliance and Disclosure Interpretations on Non-GAAP Financial Measures available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 95

4.   We note from your press releases that you have entered into a partnership and transactions with MokaFive, a virtual management desktop management company affiliated with the chairman of your supervisory board, Dale L. Fuller. Please describe your transactions with MokaFive and advise whether they are required to be disclosed under Item 7B of Form 20-F.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures, page 107

5.   You disclose that you performed your evaluation of disclosure controls and procedures as of December 31, 2011, but you conclude on the effectiveness of your disclosure controls and procedures as of December 31, 2012. Please confirm that you actually performed your evaluation as of December 31, 2012.

C. Changes in Internal Control over Financial Reporting, page 108

6.   We note your disclosure that there were no changes in your internal control over financial reporting during the fourth quarter of fiscal year 2012. Please tell us whether there were any changes during the period covered by the annual report (i.e. the year ended December 31, 2012). See Item 15(d) of Form 20-F. Also, please confirm that your disclosure in future filings will cover the appropriate period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters.   If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Katherine Wray, Attorney-Advisor at (202) 551-3483. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief